UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

 Cidade de Deus, Osasco, SP, May 17th, 2010

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Dear Sirs:

Banco Bradesco S.A. announces to the market and to its shareholders, referring to the Company’s Audit Committee that:

•       the name of Mr. Osvaldo Watanabe, identity card (RG) 6.478.266-9/SSP-SP, individual taxpayer’s ID (CPF) 668.886.388/04, appointed as member of said Committee is under phase of approval at the Brazilian Central Bank. Mr. Watanabe holds bachelor’s degree in Economics by Universidade de São Paulo – USP, Accounting by Faculdade Álvares Penteado with specialization in accounting by FIPECAFI – USP. In January 1975, Mr. Watanabe held the position of Technician-Basic at the Brazilian Central Bank and between May 2003 and April 2010 he was chief of the Banks and Conglomerate Oversight Department, carrying out inspection activities of the Brazilian Financial System.

•       Mr. Hélio Machado dos Reis, on this date is no longer a member of the Committee, since he completed the 5-year  maximum tenure set forth by Article 12 of the rules attached to the Resolution # 3,198 dated May 27, 2004 of the Brazilian Monetary Council;

•       as a result, the Committee now is composed of the following members: Coordinator: Carlos Alberto Rodrigues Guilherme; Members: José Lucas Ferreira de Melo, Romulo Nagib Lasmar and Osvaldo Watanabe.

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.